UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 11-K

(Mark One)

[ X ]        ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[   ]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-25287

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tower Financial 401(k) Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tower Financial Corporation
116 East Berry Street
Fort Wayne, Indiana 46802

TOWER FINANCIAL 401(k) PLAN
Fort Wayne, Indiana

FINANCIAL STATEMENTS
December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Oversight Committee and Plan Administrator
Tower Financial 401(k) Plan
Fort Wayne, Indiana

We have audited the accompanying statement of net assets available for benefits of Tower Financial 401(k) Plan (Plan) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended.  The financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tower Financial 401(k) as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Fort Wayne, Indiana
June 26, 2012

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Oversight Committee
Tower Financial 401(k) Plan
Fort Wayne, IN

We have audited the accompanying statement of net assets available for benefits of Tower Financial 401(k) Plan (the Plan) as of December 31, 2010.  This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

South Bend, Indiana
June 21, 2011

TOWER FINANCIAL 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010

ASSETS	2011	2010

Investments, at fair value (Note 4)	$3,503,672	$3,437,286
Notes receivable from participants	37,007	58,587

Total assets	3,540,679	3,495,873

LIABILITIES

Return of excess contributions	6,943	-

Net assets, reflecting all investments at fair value	3,533,736	3,495,873

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,366	16,048

NET ASSETS AVAILABLE FOR BENEFITS	$3,541,102	$3,511,921

See accompanying notes to financial statements.

3.

TOWER FINANCIAL 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2011

Additions
Investment income (loss)
Net depreciation in fair value of investments	$(8,458)
Dividend and interest income on investments	50,552

Net investment income	42,094

Interest on notes receivable from participants	2,649

Contributions
Employee	423,172
Employer	85,729

Total contributions	508,901

Total additions	553,644

Deductions
Benefits paid to participants	487,598
Administrative expenses	36,865

Total deductions	524,463

Net Increase	29,181

Net Assets Available for Benefits, Beginning of Year	3,511,921

Net Assets Available for Benefits, End of Year	$3,541,102

See accompanying notes to financial statements.

4.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Tower Financial 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution 401(k) profit sharing plan covering substantially all employees of Tower Financial Corporation (the “Corporation") and its subsidiaries, Tower Bank & Trust Company and Tower Trust Company.  An employee becomes eligible to enter the Plan on January 1, April 1, July 1 and October 1 following attainment of age 18 and completion of three months of service.

The Plan was adopted March 1, 1999.  The Plan provides for retirement, death, disability and termination benefits, and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective October 1, 2009, the Plan adopted a custom plan sponsored by Principal Financial Group.  The terms are substantially the same as the prototype plan; however, the Corporation is now able to change the employer’s discretionary match on a periodic basis rather than on an annual basis limited by the prototype plan.

Participant Accounts:  Each participant's account is credited with the participant's contribution and an allocation of (a) the Corporation’s contributions, and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions:  Each year, participants may contribute a specified portion of their pretax annual compensation to the Plan, subject to certain limitations set forth by the Internal Revenue Service.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Eligible participants may share in matching contributions equal to a uniform percentage, if any, determined each year by the Corporation.  The Corporation ceased matches beginning October 1, 2009.  On July 1, 2010, the Corporation reinstated the match; the Corporation matched up to 25 percent of the first 4 percent contributed by the participant for the period of July 1, 2010 through June 30, 2011.  Effective July 1, 2011, the Corporation increased the match to 50 percent of the first 4 percent contributed by the participant.  Additional profit sharing amounts may be contributed at the option of the Corporation’s Board of Directors.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Currently, the Plan offers 23 funds, including Tower Financial Corporation stock, as investment options for participants.  Forfeited nonvested accounts are used to reduce the employer matching contributions.  As of December 31, 2011 and 2010, forfeited accounts totaled $157 and $860, respectively that are available to reduce employer-matching contributions.  Terminated participants rehired within one-year of termination are eligible to buy back their portion of nonvested matching contributions.  One buyback occurred in 2010 in the amount of $1,797 and there were no buybacks in 2011.

Retirement, Death and Disability:  A participant is entitled to 100 percent of his or her account balance upon death, total and permanent disability or retirement.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the remainder of their account plus earnings thereon is based on years of continuous service.  A participant is 100 percent vested after six years of credited service.

(Continued)

5.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account.  In addition, the Plan allows for withdrawals of the vested account balance resulting from rollover contributions at any time.  A participant who has attained age 59½ may withdraw vested account balances resulting from participant or employer contributions at any time after age 59½.  The Plan also allows for hardship distributions of balances resulting from participant contributions.  Distributions are made in cash.

Notes Receivable from Participants:  Participants may borrow from their fund accounts.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.

Administrative Expenses:  All expenses of administration may be paid by the Corporation or the Plan, at the Corporation’s discretion.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles, which significantly affect the determination of net assets and changes in net assets, are summarized below.

Basis of Accounting:  The accounting practices and principles followed by the Plan and the methods of applying those principles conform to accounting principles generally accepted in United States of America under the accrual basis.

Investment Valuation and Income Recognition:  The Plan's investments are stated at fair value (see Note 4).  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds a direct interest in a fully benefit-responsive contract (Note 9).

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid balance plus any accrued interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants account balances.

Payment of Benefits: Benefits paid to participants are recorded when paid.

(Continued)

6.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties:  The Plan provides for various investment options including any combination of mutual funds, stocks and an investment contract.  The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants individual account balances.

Concentration of Credit Risk:  At December 31, 2011 and 2010, approximately 29.02% and 24.75% of the Plan’s investments were invested in Tower Financial Corporation common stock.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.  In the event of termination, participants will become 100% vested in their accounts.

NOTE 4 - FAIR VALUE

Fair value is the list price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:
Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

(Continued)

7.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 4 - FAIR VALUE (Continued)

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Company common stock:  The fair value of Tower Financial Corporation common stock is determined by obtaining a quoted price from a nationally recognized exchange (Level 1 input).

Investment contract:   The fair value of the Plan’s investment contract is estimated based upon the surrender value of the contract, as determined by the contract’s termination provisions since the contract is not transferable (Level 3 input).  There are no limitations on participant initiated transactions.  Conditions under which distributions from the contract would be payable at amounts below contract value are discussed in more detail in Note 9.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements At December 21, 2011 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Mutual Funds
Balanced	$696,131	$-	$-
Fixed Income	268,112	-	-
Equity	1,382,818	-	-
Company Common Stock	1,016,647	-	-
Investment Contract	-	-	139,964

Investments	$3,363,708	$-	139,964

There were no transfers between levels in 2011.

(Continued)

8.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 4 - FAIR VALUE (Continued)

	Fair Value Measurements At December 21, 2010 Using
	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Mutual Funds
Balanced	$708,274	$-	$-
Fixed Income	284,007	-	-
Equity	1,289,358	-	-
Company Common Stock	850,720	-	-
Investment Contract	-	-	304,927

Investments	$3,132,359	$-	$304,927

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2011, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Beginning balance, January 1, 2011	$304,927
Earnings on investment contracts held at the end of year	8,319
Change in adjustment from fair value to contract value of fully benefit-responsive investment contract	8,682
Purchases	33,793
Sales	(215,757)

Ending balance, December 31, 2011	$139,964

Unrealized appreciation of the fully benefit-responsive investment contract is reported as an increase in Plan investments and as an offsetting decrease in the adjustment from fair value to contract value reported in the 2011 statement of net assets available for benefits, with no effect on the 2011 change in net assets available for benefits.

(Continued)

9.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 5 - INVESTMENTS

The following presents investments held by the Plan:

	December 31,
	2011	2010

Mutual Funds
Am Cent Intnl Bond Adv Fund, 4,039 and 3,716 units, respectively	$57,520	$51,126
Am Fds EuroPacific Grth R4 Fund, 4,559 and 4,087 units, respectively	157,521	166,268
Calvert Soc Inv Bond A Fund, 12,175 and 14,171 units, respectively*	192,128	220,072
Davis New York Venture R Fund, 6,768 and 5,940 units, respectively*	220,499	204,392
Lord Abbett SmallCap Bld P Fund, 11,596 and 13,047 units, respectively*	172,428	197,535
Principal Core Plus Bond I R5 Fund, 1,699 and 1,180 units, respectively	18,464	12,809
Prin Inv LfTm Str Inc R5 Fund, 2,094 and 1,626 units, respectively	22,304	17,223
Prin Inv LifeTime 2010 R5 Fund, 4,122 and 3,502 units, respectively	45,257	38,976
Prin Inv LifeTime 2020 R5 Fund, 19,322 and 20,087 units, respectively*	216,984	233,413
Prin Inv LifeTime 2030 R5 Fund, 20,609 and 21,037 units, respectively*	227,931	243,393
Prin Inv LifeTime 2040 R5 Fund, 4,988 and 4,238 units, respectively	55,420	49,760
Prin Inv LifeTime 2050 R5 Fund, 8,804 and 9,358 units, respectively	93,412	105,467
Prin Inv MidCap Blend R5 Fund, 11,144 and 10,422 units, respectively	149,886	138,610
Prin Inv Real Est Sec R5 Fund, 4,641 and 4,072 units, respectively	79,090	64,141
Prin Intl Emerg Mkts R5 Fund, 5,740 and 3,414 units, respectively	125,028	91,550
Prin Inv MidCap S&P 400 Idx R5 Fund, 8,243 and 7,251 units, respectively	110,045	103,832
Prin Inv LargeCap S&P 500 Idx R5 Fund, 30,413 and 27,146 units, respectively*	270,379	241,601
Prin Inv SmallCap S&P 600 Idx R5 Fund, 6,050 and 5,026 units, respectively	97,942	81,429
Prin Lifetime 2025 R5 Fund, 351 and 226 units, respectively	3,188	2,149
Prin Lifetime 2045 R5 Fund, 3,382 and 1,755 units, respectively	29,796	16,429
Prin Lifetime 2055 R5 Fund, 210 and 156 units, respectively	1,839	1,464

	2,347,061	2,281,639
Insurance Company Contract
Prin Fixed Income 401(a)/(k) Group Annuity Contract No. GA 4-41462*	139,964	304,927
Other Investments
Tower Financial Corporation common stock, and 122,340 and 112,678 shares, respectively*	1,016,647	850,720

	$3,503,672	$3,437,286

*	Denotes investment that represents 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 or 2010.

10.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 5 – INVESTMENTS (Continued)

The following table presents the net appreciation (depreciation) (including investments bought, sold and held during the year) in fair value for each of the Plan's investment categories for the year ended December 31, 2011.

Mutual funds	$(86,788)
Tower Financial Corporation common stock	78,330

$(8,458)

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  Certain Plan investments as of December 31, 2011 and 2010, were shares of Tower Financial Corporation common stock, shares of mutual funds issued by Principal Funds, Inc., an affiliate of Principal Trust Company (Principal) and a guaranteed investment contract issued by Principal Life Insurance Company, an affiliate of Principal Trust Company.  Principal was the custodian and third-party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments.  Notes receivable from participants are party-in-interest transactions.  The Plan paid for professional services for the year ended December 31, 2011, totaling $36,865.

During 2011, the Plan shares of Tower Financial Corporation common stock increased by 9,662 at a cost ranging from $7.26 to $9.09 per share.  The number of shares of Tower Financial Corporation common stock held by the Plan totaled 122,340 and 112,678 at December 31, 2011 and 2010, respectively.

At December 31, 2011 and 2010, the Plan held the following party-in-interest investments:

	2011	2010

Tower Financial Corporation common stock, 122,340 and112,678 shares, respectively	$1,016,647	$850,720
Principal Core Plus Bond I R5 Fund, 1,699 and 1,180 units, respectively	18,464	12,809
Prin Inv LfTm Str Inc R5 Fund, 2,094 and 1,626 units, respectively	22,304	17,223
Prin Inv LifeTime 2010 R5 Fund, 4,122 and 3,502 units, respectively	45,257	38,976
Prin Inv LifeTime 2020 R5 Fund, 19,322 and 20,087 units, respectively	216,984	233,413
Prin Inv LifeTime 2030 R5 Fund, 20,609 and 21,837 units, respectively	227,931	243,393
Prin Inv LifeTime 2040 R5 Fund, 4,988 and 4,238 units, respectively	55,420	49,760
Prin Inv LifeTime 2050 R5 Fund, 8,804 and 9,358 units, respectively	93,412	105,467
Prin Inv MidCap Blend R5 Fund, 11,144 and 10,422 units, respectively	149,886	138,610
Prin Inv Real Est Sec R5 Fund, 4,641 and 4,072 units, respectively	79,090	64,141
Prin Intl Emerg Mkts R5 Fund, 5,740 and 3,414 units, respectively	125,028	91,550
Prin Inv MidCap S&P 400 Idx R5 Fund, 8,243 and 7,251 units, respectively	110,045	103,832
Prin Inv LargeCap S&P 500 Idx R5 Fund, 30,413 and 27,146 units, respectively	270,379	241,601
Prin Inv SmallCap S&P 600 Idx R5 Fund, 6,050 and 5,026 units, respectively	97,942	81,429
Prin Lifetime 2025 R5 Fund, 351 and 226 units, respectively	3,188	2,149
Prin Lifetime 2045 R5 Fund, 3,382 and 1,755 units, respectively	29,796	16,429
Prin Lifetime 2055 R5 Fund, 210 and 156 units, respectively	1,839	1,464

11.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

	December 31,
	2011	2010

Prin Fixed Income 401(a)(k), Group Annuity Contract No. GA 4-41462, 9,298 and 20,809 units, respectively	$139,964	$304,927

NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid.  Plan assets allocated to these participants were $0 and $26,812 at December 31, 2011 and 2010, respectively.

NOTE 8 - TAX STATUS

The Plan has applied for a determination letter from the Internal Revenue Service based on the change from a prototype plan to a custom plan.  Although the Plan has not yet received a favorable determination letter, Plan management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

With few exceptions, the Plan is no longer subject to U.S. federal or state tax examinations by tax authorities for years before 2008.

NOTE 9 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan holds one fully benefit-responsive investment contract with the Principal Life Insurance Company (Principal).  Principal maintains the contributions in the general account.  The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Plan’s investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value.  Such circumstances include plan termination, premature contract termination initiated by the employer, such as employer-level terminations without a 12-month notice to liquidate which may result in a 5% surrender charge.  The contract limits the circumstances under which Principal may terminate the contract.  Examples of circumstances which would allow Principal to terminate the contract include the date when both no current deposit arrangements have been made between the employer and Principal and there are no Guaranteed Interest Funds with a value greater than zero under the contract.

If one of these events were to occur, Principal could terminate the contract at amounts less than contract value.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

12.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 9 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY (Continued)

There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a stated rate of return by the issuer.  Such interest rates are reset every January 1 and July 1.  There is no minimum rate per contract. No limitations apply to employee-initiated transactions. Employer level transactions will be subject to either 12-month advance notice or a 5% surrender charge, whichever the plan sponsor chooses.  The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract.  The resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, are reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts.  If the adjustment is positive, this indicates that the contract value is greater than the fair value.

	2011	2010

Average contract yield
Based on annualized earnings (1)	2.70%	2.89%
Based on interest rate credited to participants (2)	2.70%	2.89%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

NOTE 10 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include reporting guaranteed investment contracts in Form 5500 at contract value and in the accompanying statement of net assets available at fair value, reporting the liability for excess contributions accompanying financial statements and classification differences.

NOTE 11 – NONEXEMPT TRANSACTIONS

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer.  While the Corporation remitted all employee contributions to the Plan, contributions of $143 were not remitted within the required time period for the year ended December 31, 2011.

13.

SUPPLEMENTAL SCHEDULES

TOWER FINANCIAL 401(k) PLAN
SCHEDULE H, LINE 4a- SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2011

Name of plan sponsor:       Tower Financial Corporation
Employer identification number:          35-2111180
Three-digit plan number:                              001

Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$	$	$143	$	$

* - Denotes party-in-interest investment.
** - Investment is participant directed, therefore, historical cost is not required.

14.

TOWER FINANCIAL 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

Name of plan sponsor:      Tower Financial Corporation
Employer identification number:      35-2111180
Three-digit plan number:                          001

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Principal Life Insurance Company	Insurance Company General PRIN FIXED INCOME 401(A)/(K) (Group Annuity Contract No. GA 4-41462)	**	$139,964
*	Principal Management Corporation	Registered Investment Company PRINCIPAL CORE PLUS BD I R5 FUND	**	18,464
*	Calvert Funds	Registered Investment Company DAVIS NEW YORK VENTURE R FUND	**	192,128
*	Davis Funds	Registered Investment Company CALVERT SOC INV BOND A FUND	**	220,499
*	Principal Funds	Registered Investment Company PRIN INV LARGE CAP S&P 500 IDX R5 FUND	**	270,379
*	Principal Funds	Registered Investment Company PRIN INV LFTM STR INC R5 FUND	**	22,304
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2010 R5 FUND	**	45,257
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2020 R5 FUND	**	216,984
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2025 R5 FUND	**	3,188
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2030 R5 FUND	**	227,931
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2040 R5 FUND	**	55,420
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2045 R5 FUND	**	29,796
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2050 R5 FUND	**	93,412
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2055 R5 FUND	**	1,839
*	Principal Funds	Registered Investment Company PRIN INV REAL EST SECURITIES R5 FUND	**	79,090
*	Principal Funds	Registered Investment Company PRIN INTL EMERG MKTS R5 FUND	**	125,028
	Lord Abbett	Registered Investment Company LORD ABBETT SMALL-CAP BLD P FUND	**	172,428
*	Principal Funds	Registered Investment Company PRIN INV MID CAP S&P 400 IDX R5 FUND	**	110,045
*	Principal Funds	Registered Investment Company PRIN INV MIDCAP BLEND R5 FUND	**	149,886
*	Principal Funds	Registered Investment Company PRIN INV SMALL CAP S&P 600 IDX R5 FUND	**	97,942
	American Century Investments	Registered Investment Company AM CENT INTL BOND ADV FUND	**	57,520
	The American Funds	Registered Investment Company AM FDS EUROPACIFIC GRTH R4 FUND	**	157,521
*	Tower Financial Corporation	Employer Security COMMON STOCK	**	1,016,647
*	Participant Loans	Interest rate of 5.250%	**	37,007

				$3,540,679

* - Denotes party-in-interest investment.
** - Investment is participant directed, therefore, historical cost is not required.

15.

REQUIRED INFORMATION

Item 4.

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements have been prepared in accordance with the financial reporting requirements of ERISA.   Such financial statements are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a)	Financial Statements:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2011 and 2010

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2011

Notes to Financial Statements

(b)	Exhibits

16.